

Mail Stop 3720

May 11, 2016

Liu Jun
President
Asia Equity Exchange Group, Inc.
Room 2101, 21/F Sino Plaza
255-257 Gloucester Road
Causway Bay
Hong Kong

        Re: Asia Equity Exchange Group, Inc.
                  Form 8-K
                  Filed April 14, 2016
                  File No. 333-192272

Dear Mr. Jun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

1.   Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the company and its affiliates (including prior management), on one hand, and Asia Equity Exchange Group Company Ltd. ("AEEGCL") and its affiliates, on the other, prior to the execution of the Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

2.   It appears that a series of transactions – beginning in July 2015 with AEEGCL's acquisition of Yinfu International Enterprise Ltd. and its subsidiary Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd., the appointment of Messrs. Jun Lin and Peng Tao as officers and directors of the company, and the company's name change to Asia Equity Exchange – were conducted in anticipation of the reverse merger between the company and AEEGCL. Please revise to discuss the overall timing and structure of the reverse merger. Discuss whether the company ever took any steps to develop its prior business.

Business, page 7

Current Business, page 7

3.   We note your disclosure referring to clients "listing" with you. We also note your disclosure under "Competition" that the National Equities Exchange and Quotations" is a similar equity financing platform in China." Please clarify whether you are or intend to be a trading market or provide quotations services for your clients.

4.   We note your disclosure on the bottom of page 18 that you are currently at the early stage of development and conduct business only in China. Please disclose this fact here. Also clarify whether your current "listing" and "public company" services relate to markets and regulatory structures in China or whether they relate to the markets and regulatory structures in other countries. Your discussion under "Government Regulations" suggests that your services relate to markets outside of China. Discuss the relevant markets and regulations.

Government Regulations, page 13

5.   In your Government Regulations section you state that there are "no government regulations regarding [your] type of services in China." You further state in this section that other than general business laws and regulatory disclosures, you do not appear to be subject to any other additional regulations. However, later, in your Risk Factors section at page 19, you state that the Chinese government strictly regulates certain financial businesses and that your business may be subject to penalties if you are ever deemed to have breached Chinese regulations. Please reconcile the two disclosures and revise your filing to discuss financial regulation in China.

6.   We note that you are incorporated in the state of Nevada and now indirectly own a subsidiary in China. Please disclose if true that the subsidiary, Yinfu Guotai, is considered to be a foreign invested entity in China. Discuss the regulations that apply to foreign invested entities in China. Discuss whether Yinfu Guotai's current and intended services and within the scope of its business license. Also disclose whether those services are considered encouraged, restricted or prohibited industries for foreign

investment. Confirm whether Yinfu Guotai is a registered wholly foreign owned entity in China.

Risk of Financial Policy Control by the Chinese Government, page 23

7.   To provide context, please discuss recent actions taken by the Chinese government with respect to the financial markets in China.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Forward-Looking Statements, page 26

8.   Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

Corporate Overview, page 27

9.   We note that AEEGCL recently acquired its operations in July 2015 through the acquisition of Yinfu International Enterprise Ltd. and its subsidiary Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd. Please disclose how long Yinfu and Yinfu Guotai have been in business.

10.   Please provide an organizational chart that shows the company, AEEGCL, Yinfu and Yinfu Guotai, their jurisdictions of incorporation and whether they are in mainland China. Also indicate which entities have operations or are holding companies.

Background of Officers and Directors, page 35

11.   We note that Mr. Liu Jun served as President and sole director of Yinfu Gold Corporation from November 2014 to June 2015, and Mr. Peng Tao has served as Chief Technical Officer of Yinfu Gold Corporation since November 2014. Please disclose, if true, that Yinfu Gold Corporation has a reporting obligation with the US Securities and Exchange Commission and has been delinquent in filing its required reports during Messrs. Jun's and Tao's tenures.

Executive Compensation
Summary Compensation Table, page 40

12.   Please denote next to the column for "All Other Compensation" that footnote (3) is applicable.

Liu Jun
Asia Equity Exchange Group, Inc.
May 11, 2016
Page 4

<u>Exhibit 99.1</u>
<u>Consolidated Financial Statements</u>

13.   Please update your financial statements and the information throughout your Form 8-K to include the interim period ended March 31, 2016.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 - Telecommunications

Cc: James B. Parsons